Exhibit 99.1

QMMM HOLDINGS LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

QMMM HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US Dollars, except for number of shares)

	As of
	March 31, 2026	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$4,018,549	$2,252,338
Accounts receivable, net	320,890	448,500
Prepayment	1,850,000	1,863,444
Deposits and other current assets, net	2,520,382	6,181,371
Total current assets	8,709,821	10,745,653

Non-current assets:
Property and equipment, net	247,653	334,243
Intangible assets, net	2,265	4,804
Operating lease right-of-use assets, net	99,412	133,048
Total non-current assets	349,330	472,095

TOTAL ASSETS	$9,059,151	$11,217,748

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	92,907
Contract liabilities	$42,449	$42,771
Due to shareholders	27,354	31,199
Operating lease liabilities, current	102,205	60,575
Income tax payable	166,597	167,862
Accrued liabilities and other payables	211,090	333,932
Total current liabilities	549,695	729,246

Non-current liabilities:
Operating lease liabilities, non-current	-	71,910
Total non-current liabilities	-	71,910

TOTAL LIABILITIES	$549,697	$801,156

SHAREHOLDERS’ EQUITY
Ordinary share, US$0.0001 par value; 500,000,000 shares authorized, Nil and 17,206,342 shares issued and outstanding as of September 30, 2025 and 2024, respectively	$-	$-
Class A Ordinary shares (US$0.0001 par value per share; 490,000,000 and Nil shares authorized as of September 30, 2025 and 2024; 48,951,842 and Nil shares issued and outstanding as of September 30, 2025 and 2024, respectively)	4,896	4,896
Class B Ordinary shares (US$0.0001 par value per share; 10,000,000 and Nil shares authorized as of September 30, 2025 and 2024; 8,254,500 and Nil shares issued and outstanding as of September 30, 2025 and 2024, respectively)	825	825
Additional paid in capital	14,931,956	14,931,956
Accumulated deficits	(6,442,314)	(4,512,119)
Accumulated other comprehensive loss	14,091	(8,966)
Total Shareholders’ Equity	8,509,454	10,416,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,059,151	$11,217,748

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

QMMM HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US Dollars, except for number of shares)

	For the Six months Ended March 31,
	2026	2025

Revenues	$519,560	$1,225,912
Cost of revenues	(614,548)	(1,070,229)
Gross (loss)/profit	94,988	155,683

Operating expenses
Selling and marketing expenses	-	(752,922)
General and administrative expenses	(1,831,179)	(811,768)
Total operating expenses	(1,831,179)	(1,564,690)

Operating loss	(1,926,167)	(1,409,007)

Other income/(expenses), net
Other income	-	76
Interest income	236	237
Interest expense	(4,264)	(4,150)
Total other income/(expenses), net	(4,028)	(3,837)

Loss before taxes	(1,930,195)	(1,412,844)

Income tax credit	-	30,926

Net loss	$(1,930,195)	$(1,381,918)

Other comprehensive (loss)/income
Foreign currency translation adjustment	23,057	1,128
Total comprehensive loss	$(1,907,138)	$(1,380,790)

Loss per share – basic and diluted	(0.07)	(0.08)
Basic and diluted weighted average shares outstanding	28,165,246	17,306,342

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

QMMM HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Stated in US Dollars, except for number of shares)

	Six Months Ended March 31, 2025
	Number of Shares	Ordinary Shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total

Balance as of October 1, 2024	17,206,342	1,721	7,804,868	(2,513,747)	(6,884)	5,285,958

Net loss				(1,381,918)		(1,381,918)
Foreign currency translation adjustment					1,128	1,128

Balance as of March 31, 2025	17,206,342	1,721	7,804,868	(3,895,665)	(5,756)	3,905,168

	Six Months Ended March 31, 2026
	Class A		Class B		Additional		Accumulated other
	Number of Shares	Ordinary Shares	Number of Shares	Ordinary Shares	paid in capital	Accumulated deficit	comprehensive income	Total

Balance as of October 1, 2025	48,951,842	4,896	8,254,500	825	14,931,956	(4,512,119)	(8,966)	10,416,592

Net loss						(1,930,195)		(1,930,195)
Foreign currency translation adjustment							23,057	23,057

Balance as of March 31, 2026	48,951,842	4,896	8,254,500	825	14,931,956	(6,442,314)	14,091	8,509,454

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

QMMM HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

	For the Six Months Ended March 31,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,930,195)	$(1,318,918)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	84,552	9,663
Amortization of intangible assets	2,517	5,256
Amortization of operating lease right-of-use assets	159,158	91,361
Provision for/(Reversal of) credit loss	27,046	19,099
Changes in assets and liabilities:
Accounts receivable	100,431	(56,863)
Contract costs	-	389,741
Prepayment	(606)	-
Deposits and other current assets	3,632,567	744,436
Accounts payable	(92,734)	-
Contract liabilities	-	(1,673)
Accrued liabilities and other payables	(121,493)	(114,595)
Operating lease liabilities	(155,787)	(91,361)
Income tax payable	-	(15,568)
Net cash used in operating activities	(1,705,456)	(402,422)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred IPO cost	-	(25,000)
Repayment to shareholders	(3,515)	97,903
Net cash used in financing activities	(3,515)	72,903

Net increase in cash and cash equivalents	1,701,941	(329,519)
Effect of foreign currency translation on cash and cash equivalents	64,270	(560)
Cash and cash equivalents, beginning of period	2,252,338	497,993
Cash and cash equivalents, end of period	$4,018,549	$167,914

Supplementary cash flow information:
Taxes (refunded)/paid	$-	$(15,144)
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$33,712	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

QMMM Holdings Limited (The “Group” or the “Company”) was incorporated in the Cayman Island on July 29, 2022 as an investment holding company. The Company conducts its primary operations through two of its indirectly wholly owned subsidiaries ManyMany Creations Limited (“MM”) and Quantum Matrix Limited (“QM”) which are both incorporated and domiciled in the Hong Kong Special Administrative Region (“HK SAR”). The Company is primarily engaged in providing digital media advertising and marketing production services and it is headquartered in Hong Kong

The following is an organization chart of the Company and its subsidiaries:

As of September 30, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
Grade A Global Limited	● A BVI company ● Incorporated on July 5, 2022	100%	Holding Company
Witty Time Holdings Limited	● A BVI company ● Incorporated on July 5, 2022	100%	Holding Company
ManyMany Creations Limited (“MM”)	● A Hong Kong company ● Incorporated on June 15, 2005	100%	Digital media advertising and marketing production services
Quantum Matrix Limited (“QM”)	● A Hong Kong company ● Incorporated on March 20, 2014	100%	Digital media advertising and marketing production services

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on July 1, 2024. On July 22, 2024, the Company consummated the Offering of 2,150,000 ordinary shares at a price to the public of $4.00 per share. On August 8, 2024, the Company further issued 56,342 ordinary shares at a price of $4.00 per share to the underwriter as a result of partially exercising the over-allotment option. The aggregate gross proceeds from the Offering amounted to $8,825,368, prior to deducting underwriting discounts, commissions and offering-related expenses.

On March 21, 2025, the shareholders of the Company approved the re-designation of the authorized ordinary shares to Class A ordinary shares and Class B ordinary shares. The Company was authorized to issue a maximum number of (i) 490,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 10,000,000 Class B ordinary shares of a par value US$0.0001 each. The rights of Class A and Class B ordinary shares are essentially identical, except for voting rights: each Class A ordinary share carries one vote, while each Class B ordinary share carries twenty votes. Holders of Class B ordinary shares may voluntarily convert their shares into Class A ordinary shares on a 1:1 basis at any time, whereas conversion in the opposite direction is not permitted. In connection with this reclassification, the Company exchanged 8,254,500 Class A ordinary shares held by certain shareholders for an equivalent number of Class B ordinary shares on a 1:1 basis. This transaction was accounted for as a recapitalization, resulting in a reclassification within shareholders’ equity, with no impact on the Company’s total stockholders’ equity or net income.

On June 18, 2025, The Company issued 40,000,000 Class A ordinary shares at a price of $0.2 per share. The aggregate gross proceeds from the Offering amounted to $8,000,000 prior to deducting underwriting discounts, commission and offer-related expenses.

F-6

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on November 14, 2022. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the beginning of the period, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates. Significant estimates required to be made by management include, but not limited to, provision for expected credit losses against accounts and other receivable, determination of the useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

F-7

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The accompanying consolidated financial statements are presented in the United States Dollars (“USD” or “$”), which is the reporting currency of the Company. The functional currency of the Company’s subsidiaries in the Hong Kong is Hong Kong Dollars (“HKD” or “HK$”), its other subsidiaries which are incorporated in British Virgin Islands is United States Dollars, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

The Company’s assets and liabilities are translated into $ from HK$ at period-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

	March 31, 2026	September 30, 2025	March 31, 2025
Period-end $: HK$ exchange rate	7.8400	7.7809	7.7799
Period average $: HK$ exchange rate	7.7954	7.7948	7.7771

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities less than three months.

Prepayment

Prepayment is mainly comprised of payments made to vendors or service providers for future services that have not been provided. These amounts are non- refundable and bear no interest.

F-8

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits and other current assets, net

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net, primarily consists of refunds from third parties. Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary.

As of March 31, 2026 and September 30, 2025, the Company made $2,523 and $101 allowance for expected credit loss for deposit and other current assets, respectively.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the property and equipment are as follows:

Leasehold improvements	Over the lease period
Furniture and fixtures	4 years
Office equipment	4 years
Motor vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s consolidated statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of major intangible assets are as follows:

Website	4 years
Patent	3.5 years

F-9

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2026 and September 30, 2025, no impairment of long-lived assets was recognized.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include underwriting fees related to the registration preparation, FINRA filing fees and Nasdaq filing fees which actually occured as a result of the IPO.

Lease

Effective October 1, 2020, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of March 31, 2026 and September 30, 2025, there were approximately $99,412 and $133,048 right of use (“ROU”) assets and approximately $102,205 and $132,485 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) 5.25% (2025: 5.25%) plus Margin 1.500% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 6.75% (2025: 6.75%).

Accounts payable

Accounts payable represents trade payables to vendors.

Accrued liabilities and other payables

Accrued liabilities and other payables primarily include salaries payable, accrual and other payable.

F-10

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Related parties include:

a.	Affiliates of the entity
b.	Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity
c.	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management
d.	Principal owners of the entity and members of their immediate families
e.	Management of the entity and members of their immediate families
f.	Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests
g.	Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-11

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Effective October 1, 2020, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after October 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged.

There were no cumulative effect adjustments for service contracts in place prior to October 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

1.	identify its contracts with customers;
2.	identify its performance obligations under those contracts;
3.	determine the transaction prices of those contracts;
4.	allocate the transaction prices to its performance obligations in those contracts; and
5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company currently generates its revenue from the following:

Revenue from provision of digital media advertising and marketing production services

The Company provides digital media advertising and marketing production services to its customers by designing animations, creating virtual reality contents, tailoring virtual avatar characters, providing virtual apparel technology services and arranging physical and online display. The Company typically enters into service contracts with its customers which will set forth the terms and conditions including the transaction price, services to be delivered, terms of delivery, and terms of payment. Service contracts are fixed priced with no variable consideration and are typically satisfied in one year or less. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where display of finished contents to the public or targeted audiences at the physical location or online platform specified by the customer indicates that the Company has completed all the services agreed upon in the service contract. The Company assesses that content production and content display services is considered as one performance obligation as the clients do not obtain benefit for each separate service. The Company therefore recognizes revenue at a point in time when finished contents are accepted by customers and published. Typically, the Company collects approximately 40% of contract sum upfront, with the remaining balance collected in two to three installments based on milestones and project completion.

Significant accounts related to the revenue cycle are as follows:

Cost of revenues

Cost of revenue consists primarily of personnel costs (including base pay and benefits) and subcontracting cost for consultancy and production services which are directly related to revenue generating transactions.

F-12

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance for expected credit loss when necessary. The allowance for expected credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance for expected credit loss after all means of collection have been exhausted and the likelihood of collection is not probable. As of March 31, 2026 and September 30, 2025, the Company recognized $24,369 and $16,109 allowance for expected credit loss for accounts receivable, respectively.

Contract Costs

Contract costs incurred during the production phases of the Company’s service contracts, are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation and such deferred costs will be recognized upon the recognition of the related revenue. These costs primarily consist of procurement and material costs directly related to the contract. Contract costs are recognized as cost of revenue when performance obligation(s) is fulfilled and revenue is recognized concurrently.

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the six months ended March 31, 2026 and 2025, no impairment loss was recognized.

Contract liabilities

Contract liabilities represents payment advanced from customers. It is recognized when a payment is received from a customer before the Company transfers the related goods or services.

Contract liabilities are recognized as revenue when the Company performed its performance obligation(s) under the contract (i.e., transfers control of the related goods or services to the customer).

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective October 1, 2020, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

F-13

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The details of revenue and cost of revenue of the Company is as follows:

	For the Six Months ended March 31,
	2026	2025

Revenue	$519,560	$1,225,912
Cost of Revenue	(614,548)	(1,070,229)
Gross Loss / Profit	$(94,988)	$155,683
Gross Loss / Profit Margin	-18.3%	12.7%

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related Mandatory Provident Fund (“MPF”) costs for our operations and support personnel, carpark rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expenses and media expense.

Retirement benefits

Retirement benefits in the form of mandatory defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the period is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date

F-14

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Comprehensive Income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the periods and the foreign currency translation adjustments.

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the six months ended March 31, 2026 and 2025.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company’s operations and location of assets is only in Hong Kong. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

F-15

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due to related parties and lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due to related parties and lease liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

Recent Accounting Standards

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. Management is currently evaluating the impact of this guidance.

F-16

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Credit Losses (Topic 326): Simplifications to the Accounting for Short-Term Receivables and Contract Assets. The update introduces practical expedients that allow entities to simplify the estimation of expected credit losses for accounts receivable and contract assets by permitting certain assumptions regarding current conditions and expectations of future economic conditions. The amendments are intended to reduce the complexity and cost of applying the current expected credit loss model for short-term financial assets. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements. The Company does not currently expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statement of operations and comprehensive (loss) income and statement of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of
	March 31, 2026	September 30, 2025

Accounts receivable	$345,259	$464,609
Less: allowance for expected credit loss	(24,369)	(16,109)
Accounts receivable, net	$320,890	$448,500

The movement of allowances for expected credit loss is as follow:

	As of
	March 31, 2026	September 30, 2025

Balance at beginning of the period	$16,109	$20,322
Provision (reversal of)	8,260	(4,213)
Ending balance	$24,369	$16,109

F-17

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 4 – CONTRACT COSTS

Contract costs consist of the following:

	As of
	March 31, 2026	September 30, 2025

Balance at the beginning of period	$-	$440,330
Additions	124,065	50,123
Recognized to cost of revenue during the period	(124,055)	(489,796)
Exchange rate translation	(10)	(657)
Balance at the end of period	$-	$-

NOTE 5 – PREPAYMENT

Prepayment consist of the following:

	As of
	March 31, 2026	September 30, 2025

Development of Enterprise Resources Planning System(1)	$1,850,000	$1,850,000
Prepaid marketing expenses(2)	-	-
Office reinstatement	-	12,356
Prepaid management fee	-	1,088
Total	$1,850,000	$1,863,444

(1)	On July 15, 2024, the Company entered into a contract with a third party for the development and maintenance of a customized enterprise resource planning (“ERP”) system for total consideration of $1,850,000. On February 10, 2025, the parties entered into a supplemental agreement specifying the system’s features. As of March 31, 2026, the system remained incomplete and, accordingly, had not been recognized as an intangible asset.

(2)	On July 15, 2024, the Company entered into a contract with a third party for one year of marketing services, including investor relations, media coverage, advertising and social media monitoring, production of marketing materials, and translation services, for total consideration of $2,500,000. On August 1, 2024, the parties entered into a supplemental agreement extending the term to two years and increasing the total consideration to $2,969,000. As of September 30, 2024, the amount paid under the contracts was recorded as prepayments. On May 14, 2025, the contracts were terminated by mutual agreement, and the third party agreed to refund $2,500,000 to the Company. As of September 30, 2025, the $2,500,000 refund receivable was recorded as other current assets.

NOTE 6 – DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consist of the following:

	As of
	March 31, 2026	September 30, 2025

Deposit for acquisition of digital assets(1)	$-	$2,993,619
Refund for acquisition of an advertisement company(2)	-	552,205
Refund for marketing expenses(3)	2,487,245	2,500,000
Deposits	35,660	51,547
Other current assets, net	-	84,101
Less: allowance for expected credit loss	(2,523)	(101)
	$2,520,382	$6,181,371

(1)	On April 6, 2025, the Company entered into an agreement with a third party for an acquisition of digital assets. The Company paid $3,000,000 as a deposit.

(2)	On May 29, 2025, the Company entered into an agreement with a third party to acquire an advertising company and paid an initial deposit of $1,053,000 on June 25, 2025. On July 28, 2025, the parties mutually agreed to terminate the agreement and the third party agreed to provide a full refund of the deposit. As of September 30, 2025, $546,069 of the refund remained outstanding.

(3)	Please refer to (2) under Note 5 – Prepayment.

F-18

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 6 – DEPOSITS AND OTHER CURRENT ASSETS, NET (CONTINUED)

The movement of allowances for expected credit loss is as follow:

	As of
	March 31, 2026	September 30, 2025

Balance at beginning of the period	$101	$540
Provision (reversal of)	2,422	(439)
Ending balance	$2,523	$101

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	March 31, 2026	September 30, 2025
At cost:
Decoration	$324,359	$324,512
Office equipment	109,165	$108,922
Fixture and fittings	100,877	3,856
Motor vehicle	52,707	52,629
Exchange adjustment	(470)	-
	586,638	489,919
Less: accumulated depreciation	(338,985)	(155,676)
Total	$247,653	$334,243

Depreciation expense for the six months ended March 31, 2026 and 2025 was $84,552 and $9,663, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	March 31, 2026	September 30, 2025
At cost:
Website	$21,848	$21,848
Patent	20,177	$20,177
Exchange adjustment	(317)	$-
	41,708	42,025
Less: accumulated amortization	(39,443)	$(37,221)
Total	$2,265	$4,804

Amortization expense for the six months ended March 31, 2026 and 2025 was $2,517 and $9,364, respectively.

F-19

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 9 – CONTRACT LIABILITIES

Contract liabilities consists of the following:

	As of
	March 31, 2026	September 30, 2025

Balance at beginning of period	$42,771	$1,673
Additions	519,560	2,015,317
Recognized to revenue during the period	(518,882)	(1,974,219)
Balance at the end of period	$42,449	$42,771

Contract liabilities represent the payment advanced from customers.

NOTE 10 – LEASES

The Company has an operating lease for office space. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) 5.250% plus Margin 1.500% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 6.750%.

As of March 31, 2026 and September 30, 2025, the right-of-use assets totalled $99,412 and $133,048, respectively.

As of March 31, 2026 and September 30, 2025, lease liabilities consist of the following:

	As of
	March 31, 2026	September 30, 2025

Operating lease liabilities – current portion	$102,205	$60,575
Operating lease liabilities – non-current portion	-	71,910
Total	$102,205	$132,485

During the six months ended March 31, 2026 and 2025, the Company incurred total operating lease expenses of $32,820 and $91,361, respectively.

Other lease information is as follows:

	March 31, 2026	September 30, 2025

Weighted-average remaining lease term – operating leases	17 months	23 months
Weighted-average discount rate – operating leases	6.63%	6.63%

The following is a schedule of future minimum payments under operating leases as of March 31, 2026:

March 31,
2026

During the period ended March 31, 2027	69,235
During the period ended March 31, 2028	38,451
Total undiscounted lease obligations	107,686
Less: imputed interest	(5,481)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	$102,205

F-20

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 10 – LEASES (CONTINUED)

The following table represents the cash lease payments included in the measurement of lease liabilities for the six months ended March 31, 2026 and 2025.

	For the six months ended March 31,
	2026	2025

Cash paid for amounts included in the measurement of lease liabilities	$33,712	$95,511

NOTE 11 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of
	March 31, 2026	September 30, 2025
Accrued salary	$114,496	$135,386
Amount due to third parties(1)	96,594	198,546
Total	$211,090	$333,932

(1)	Amount due to third parties mainly consisted of accruals for production fee and office expenses for the six months ended March 31, 2026 and IT expenses and rent for the six months ended March 31, 2025.

NOTE 12 – EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on July 29, 2022, with an authorized share capital of US$50,000 divided into 50,000,000 shares of US$0.001 each.

On February 22, 2023, 14,990,000 additional Shares of US$0.001 were issued and fully paid. The Company allotted 10,493,000 shares to Mr. Bun Kwai and 4,497,000 share to Lasting Success Holdings Limited. Immediately after the share allotment, the Company had 50,000,000 authorized shares, par value of US$0.001, of which 15,000,000 were issued and outstanding.

On May 17, 2023, the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 Ordinary Shares of a par value of US$0.001 per share, to US$50,000, divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 per share. At the same day, the shareholders of the Company surrendered 135,000,000 Ordinary Shares of US$0.0001 par value each to the Company for no consideration. As a result, the Company has 500,000,000 authorized shares, par value of US$0.0001, of which 15,000,000 were issued and outstanding.

On July 22, 2024, the Company consummated the Offering of 2,150,000 ordinary shares at a price to the public of $4.00 per share. On August 8, 2024, the Company further issued 56,342 ordinary shares at a price of $4.00 per share to the underwriter as a result of partially exercising the over-allotment option. The aggregate gross proceeds from the Offering amounted to $8,825,368, prior to deducting underwriting discounts, commissions and offering-related expenses. Upon the completion of the Offering, 17,206,342 Ordinary Shares are issued and outstanding.

On March 21, 2025, the shareholders of the Company approved the re-designation of the authorized ordinary shares to Class A ordinary shares and Class B ordinary shares. The Company was authorized to issue a maximum number of (i) 490,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 10,000,000 Class B ordinary shares of a par value US$0.0001 each. The rights of Class A and Class B ordinary shares are essentially identical, except for voting rights: each Class A ordinary share carries one vote, while each Class B ordinary share carries twenty votes. Holders of Class B ordinary shares may voluntarily convert their shares into Class A ordinary shares on a 1:1 basis at any time, whereas conversion in the opposite direction is not permitted. In connection with this reclassification, the Company exchanged 8,254,500 Class A ordinary shares held by certain shareholders for an equivalent number of Class B ordinary shares on a 1:1 basis. This transaction was accounted for as a recapitalization, resulting in a reclassification within shareholders’ equity, with no impact on the Company’s total stockholders’ equity or net income.

On June 18, 2025, The Company issued 40,000,000 Class A ordinary shares at a price of $0.2 per share. The aggregate gross proceeds from the Offering amounted to $8,000,000 prior to deducting underwriting discounts, commission and offer-related expenses. Upon the completion of the Offering, 48,951,842 Class A Ordinary Shares and 8,254,500 Class B Ordinary Shares are issued and outstanding.

NOTE 13 – EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

F-21

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 14 – PROVISION FOR INCOME TAXES

Cayman Islands and British Virgin Islands

QMMM Holdings Limited is incorporated in Cayman Islands and Grade A Global Limited and Witty Time Holdings Limited are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The following tables provide the reconciliation of the difference between the statutory and effective tax expenses for the six months ended March 31, 2026 and 2025.

	For the six months ended March 31,
	2026	2025

Loss before tax expenses	$(1,930,195)	$(1,412,844)
Tax expenses at the Cayman Islands statutory income tax rate	-	-
Income taxes computed at Hong Kong Profits Tax rate	(318,482)	(233,119)
Tax allowance at the statutory tax rates	(39)	(507)
Tax effect on non-assessable income(1)		(35)
Tax effect on non-deductible expenses	318,521	31,972
Tax effect on tax losses not recognized		222,986
Tax effect on utilization of tax losses	-	(21,297)
Over provision in respect of prior years		(30,926)
Income taxes credit	$-	$(30,926)

(1)	Income that is not taxable mainly consisted of interest income for the six months ended March 31, 2026 and government grants for the six months ended March 31, 2025, both of which are non-taxable under Hong Kong profits tax law.

F-22

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 14 – PROVISION FOR INCOME TAXES (CONTINUED)

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the six months ended March 31, 2026 and 2025:

	For the six months ended September 30,
	2026	2025

Cayman Islands statutory tax rate	0.0%	0.0%
HK SAR statutory tax rate	16.5%	16.5%
Tax allowance	0.1%	0.5%
Non-assessable income	0.3%	0.0%
Non-deductible expenses	(7.9)%	(3.6)%
Tax losses not recognized	(9.3)%	(13.7)%
Utilization of tax losses	0.3%	0.3%
Effective tax rate	$-	-

Deferred Tax Assets:

	As of September 30,
	2026	2025

Deferred Tax Assets:
Net operating loss carry forward	$454,491	$454,491
Lease liability	21,860	21,860
Net deferred tax liabilities offset	(31,758)	(31,758)
Valuation allowance	(444,593)	(444,593)
Net deferred tax assets	$-	$-

Deferred Tax Liabilities:

	As of September 30,
	2026	2025
Deferred Tax Liabilities:
Operating lease right-of-use assets	$(21,953)	$(21,953)
Property and equipment	(9,012)	(9,012)
Intangible assets	(793)	(793)
Deferred tax assets offset	31,758	31,758
Net deferred tax liabilities	$-	$-

In assessing the realizability of deferred tax assets, management consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making the assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The Company concludes that it cannot reliably predict future profitability, and accordingly, unable to determine if it can derive future benefits from the deferred tax assets arising from the net operating loss carry forward.

F-23

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 15 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended March 31, 2026 and 2025:

	For the Six Ended
	March 31,
Customers	2026		2025
	Amount	% of Total	Amount	% of Total
A	$105,575	20.3%	$-	-
B	86,333	16.6%	7,715	0.6%
C	77,995	15.0%	-	-
D	70,426	13.6%	87,436	7.1%
E	46,181	8.9%	54,648	4.5%
F	10,503	2.0%	179,507	14.6%
H	-	-	65,577	11.9%
I	-	-	109,295	8.9%
J	-	-	100,294	8.2%
L	-	-	69,177	5.6%
K	44,488	8.6%	53,105	4.3%
M	12,507	2.4%	-	-
H	-	-	65,577	11.9%

Total	$454,008	87.4%	$396,373	20.3%

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of March 31, 2026 and September 30, 2025:

	As of March 31,
Customers	2026		2025
	Amount	% of Total	Amount	% of Total
B	$85,842	24.9%	$-	-%
E	45,918	13.3%	-	-%
K	39,452	11.4%	-	-%
L	38,265	11.1%	96,390	20.8%
D	34,439	10.0%	23,776	5.1%
F	32,882	9.5%	100,617	21.7%
H	-	-	112,455	24.2%
M	-	-	41,769	9.0%

Total	$276,796	80.17%	$375,007	80.7%

F-24

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 15 – CONCENTRATIONS OF RISK (CONTINUED)

Suppliers Concentrations

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
Suppliers	2026		2025
	Amount	% of Total	Amount	% of Total
A	$239,896	10.5%	$543,833	28.3%
B	*	* %	215,599	11.2%
C	332,975	14.6%	*	* %
D	*	* %	*	* %
Total	$572,871	25.1%	$759,432	39.5%

The following table sets forth information as to each supplier that accounted for 10% or more of accounts payable as of March 31, 2026 and 2025:

	As of March 31,
Suppliers	2026		2025
	Amount	% of Total	Amount	% of Total
A	$92,907	100.0%	$92,907	100.0%
Total	$92,907	100.0%	$92,907	100.0%

*	represetad the pecettag below 10%

F-25

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 16 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the six months ended March 31, 2026 is $24,369.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other current assets

The Company assessed the impairment for its other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other current assets as of March 31, 2026 and September 30, 2025 is $2,523 and $101, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit, short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the six months ended March 31, 2026 and 2025 would have increased or decreased by approximately $40,185 and $1,679, respectively.

F-26

QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 16 – RISKS (CONTINUED)

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.	Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 17 – RELATED PARTY TRANSACTIONS

The summary of amount due to related parties as the following:

		As of
		March 31, 2026	September 30, 2025
Due to related parties consist of the following:
Mr. Bun Kwai	Due to shareholders	$27,354	$31,199

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

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QMMM HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 17 – RELATED PARTY TRANSACTIONS (CONTINUED)

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	For the six months ended
	March 31,
	2026	2025

Salary to Mr. Bun Kwai	$291,839	$66,744
Salary to Mr. Ka Yee Chong	89,797	-
Salary to Mr. Chun San Leung(1)	-	13,366
Salary to Mr. Pak Lun Patrick Au(1)	-	35,585
Total	$381,636	$115,695

(1)	Mr. Chun San Leung and Mr. Pak Lun Patrick Au are the directors of QMMM Holdings Limited, Mr. Chun San Leung resigned on June 30, 2025 and Mr. Pak Lun Patrick Au resigned on February 14, 2025.

NOTE 18 – SUBSEQUENT EVENTS

On September 26, 2025, the Company received from the U.S. Securities and Exchange Commission (the “SEC”) an order suspending trading in the Company’s securities for the period from 4:00 a.m. EDT on September 29, 2025, through 11:59 p.m. EDT on October 10, 2025, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. On September 30, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and will fully cooperate with both the SEC and Nasdaq.

On June 17, 2026, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing its Form 20-F for the fiscal year ended September 30, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

On June 23, 2026, the Company confirmed the receipt of the Staff Determination and stated the Company’s intention for an appeal by requesting an oral hearing before the Nasdaq Hearings Panel under Rule 5815.

The Company has assessed all events from September 30, 2025, through September 9, 2026 which is the date that these consolidated financial statements are available to be issued. Except for the above, there are not any material subsequent events that require disclosure in these consolidated financial statements.

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